Exhibit 12.1
ARGO-TECH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	October 28,		October 29,		October 30,		October 25,		October 26,
	2006		2005		2004		2003		2002
			(Dollars in Thousands)
Historical:
Net income/(loss)	$(16,836)		$(6,199)		$(461)		$4,528		$5,926
Income tax provision/(benefit)	(14,261)		(7,768)		(3,499)		1,579		569

Net income/(loss) before tax	$(31,097)		$(13,967)		$(3,960)		$6,107		$6,495

Fixed charges:
Interest expense	$23,652		$25,601		$22,705		$21,257		$21,434

Earnings as adjusted	$(7,445)		$11,634		$18,745		$27,364		$27,929

Ratio of earnings to fixed charges (1)	—	x	—	x	—	x	1.3	x	1.3	x

(1)	For purposes of computing the ratio of earnings available to cover fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness including amortization of deferred financing fees and fixed loan guarantee fees. No ratio is presented for the fiscal period ended October 28, 2006, October 29, 2005 or October 20, 2004 as the earnings for those periods were $31,097,000, $13,967,000 and $3,960,000, respectively, less than the fixed charges.